Filed by Goldman Sachs BDC, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: Goldman Sachs Middle Market Lending Corp.
File No. of Related Registration Statement: 333-235856

Goldman Sachs BDC. Inc. GO VOTE MARGER PROPOSED Materials requiring your action enclosed.

Merger proposed — your vote is essential Our Board of Directors unanimously recommends that you respond to this solicitation by voting FOR each of the proposals described in the enclosed proxy materials. Fellow Stockholder, On October 2, 2020, Goldman Sachs BDC, Inc. (“GSBD”) will hold a Special Meeting of Stockholders to allow stockholders to consider and vote on items related to our proposed merger with Goldman Sachs Middle Market Lending Corp. (“MMLC”). A merger between GSBD and MMLC is expected to yield multiple benefits for GSBD stockholders. Your vote for this meeting is extremely important, regardless of the number of shares you own. Our ability to close the merger and deliver the substantial expected benefits described further in the proxy statement is dependent on stockholder approval. Such expected benefits include: accretion to net investment income, improved portfolio metrics, balance sheet deleveraging and economies of scale. In light of the unanimous recommendation of GSBD’s Board of Directors, I ask for your support by voting FOR each of the proposals to be considered at the Special Meeting. If you do not vote, the effect will be the same as voting against the merger and the charter amendment proposals, as described in the enclosed proxy materials. I encourage you to review the enclosed proxy materials carefully and vote your shares using any one of the methods described below. Your prompt response will help us meet stockholder approval requirements before the meeting, thereby reducing the risk of postponement. If you have any questions about voting, please call our proxy solicitor, Broadridge, at 1-833-670-0593. Thank you in advance for your support of GSBD.    Sincerely, Brendan McGovern President and CEO FOUR WAYS TO VOTE – PLEASE VOTE TODAY ONLINE WWW.PROXYVOTE.COM Have the enclosed ballot in hand when visiting the above website. Follow the directions to complete your electronic voting instruction form. PHONE WITH A PROXY CARD Call 1-800-690-6903 with a touch-tone phone to vote using an automated system. WITHOUT A PROXY CARD Call 1-833-670-0593 Monday to Friday, 9:00 a.m. to 10:00 p.m. ET to speak with a proxy specialist. QR CODE Using a smartphone camera, scan the Quick Response Code (“QR Code”) printed on the enclosed ballot and click the link that appears. MAIL Mark, sign and date the enclosed ballot and return in the postage-paid envelope provided. S98877-LTR

Your vote is important-vote your shares today! The special stockholder meeting w ill be held on October 2, 2020. Whether or not you plan to attend, your vote is very important. You can vote your shares by internet, telephone, or mail. Simply follow the instructions on the enclosed form. For your convenience, we’ve high lighted where you can find your unique Control Number. If you have questions or need assistance, please calll-833-670-0593.    WITHOUT A PROXY CARD VOTE PROCESSING Please have your proxy card in hand Calll-833-670-0593 Vote by scanning the Mark, sign and date your when accessing the website. There Monday to Friday, 9:00a.m. Quick Response Code or ballot and return it in the are easy-to-follow directions to help to 10:00 p.m. ET to speak “QR Code” on the Proxy postage-paid envelope you complete the electronic voting a proxy specialist. Card/VIF enclosed. provided. instruction form. WITH A PROXY CARD Calll-800-690-6903 with a touch-tone phone to vote using an automated system.    Asset Management Goldman Sachs BDC, Inc. .. NOTE: This is not an actual Control Number. Please refer to the proxy card for your unique Control Number.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results of Goldman Sachs BDC, Inc. (“GSBD”), Goldman Sachs Middle Market Lending Corp. (“MMLC”), or, following the merger, the combined company and involve a number of risks and uncertainties. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by GSBD and MMLC with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement (as defined below). Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include: the ability of the parties to consummate the merger on the expected timeline, or at all, failure of GSBD or MMLC to obtain the requisite stockholder approval for the Proposals (as defined below) as set forth in the Proxy Statement, the ability to realize the anticipated benefits of the merger, effects of disruption on the business of GSBD and MMLC from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of GSBD’s common stock on New York Stock Exchange; the combined company’s plans, expectations, objectives and intentions as a result of the merger, any decision by MMLC to pursue continued operations, any termination of the Amended and Restated Agreement and Plan of Merger, future operating results of GSBD or MMLC, the business prospects of GSBD and MMLC and the prospects of their portfolio companies, actual and potential conflicts of interests with Goldman Sachs Asset Management, L.P. (“GSAM”) and other affiliates of GSAM, general economic and political trends and other factors, the dependence of GSBD’s and MMLC’s future success on the general economy and its effect on the industries in which they invest; and future changes in laws or regulations and interpretations thereof. Neither GSBD nor MMLC undertakes any duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GSBD and MMLC, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GSBD and MMLC has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of GSBD and MMLC and a prospectus of GSBD (the “Proxy Statement”). The Proxy Statement will be mailed to stockholders of GSBD and MMLC on or about the date of this communication. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GSBD AND MMLC ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GSBD, MMLC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GSBD, from GSBD’s website at http://www.GoldmanSachsBDC.com.

Participants in the Solicitation

GSBD and MMLC and their respective directors, executive officers and certain other members of management and employees of GSAM and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GSBD and MMLC in connection with the Proposals. Information about the directors and executive officers of GSBD and MMLC is set forth in the Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GSBD and MMLC stockholders in connection with the Proposals are contained in the Proxy Statement and other relevant materials filed with the SEC. This document may be obtained free of charge from the sources indicated above.